SCHEDULE A

Series or Fund of Professionally Managed Portfolios	Annual Fee rate
FundX Upgrader Fund	On average net assets:
	Up to $500 million:	1.00%
	Over $500 million to $750 million:	0.90%
	Over $750 million to $1 billion:	0.80%
	Over $ 1 billion	0.70%